Shareholder Letter
Third quarter 2002 Dear Shareholder,

  EBITDA excluding special charges increased by 61% to €142 million; margin improved to 12.7% of sales

  Earnings benefited from productivity initiatives and lower raw material costs

  Net sales decreased from €1.2 to €1.1 billion largely on currency translation

  Comparable EPS improved significantly from €0.40 to €0.79

      During the third quarter of 2002, our profitability improved significantly compared to the same period last year, as we benefited from lower raw material and energy costs and savings from our restructuring and operational excellence initiatives. EBITDA excluding special charges, our key measure of profitability, increased 61% over that of last year. However, our businesses continued to operate in relatively weak markets.

      In the third quarter of 2002, net sales decreased 9%, compared to the same period in 2001 (currency -7%, selling prices -1%, volumes -1%). The currency movements largely reflected the appreciation of the euro versus the U.S. dollar. Although volumes in our Technical Polymers Ticona and Performance Products segments improved, these increases were offset by decreases in the Acetyl Products, Chemical Intermediates and Acetate Products segments. Slightly lower pricing also contributed to the overall decline in sales.

      Compared to the second quarter of this year, sales decreased by 7% (volumes -7%, currency -4%, prices +4%). In the acetyls segment, volumes declined by 10%, while prices increased by 9%. In Ticona, volumes decreased by 6%, and prices remained at second quarter levels.

      EBITDA excluding special charges increased to €142 million from €88 million a year earlier. In comparison to a year earlier, profitability improved in the acetyls, Ticona and acetate businesses. Our company-wide operational excellence efforts, including Six Sigma, continue to contribute to our performance. Savings from our “Forward” program initiated in 2001 totaled €51 million in the first nine months of this year.

      Net earnings excluding special charges and adjusted for intangible amortization in the third quarter of 2002 increased to €39 million, or €0.79 per share, from €20 million, or €0.40 per share, in the third quarter of 2001.

      In the third quarter, we took major steps forward to grow our core businesses. On September 26, 2002, we announced an agreement to acquire Clariant’s European emulsions business for €147 million. This business holds a leading position in emulsions in Europe and generated annual sales of approximately €300 million in 2001. We expect the acquisition to close by year-end and be earnings and cash-flow positive in 2003.

      In September, we also announced that our Ticona business, with its Asian partners, will construct a world-scale 60,000 metric ton polyacetal plant in China, the world’s fastest growing engineering plastics market. The new plant is expected to start operations in the second quarter of 2005.

      We continue to focus on maintaining a sound financial position. We reduced our net financial debt to €656 million at the end of the quarter, while also making a contribution of €101 million to our U.S. pension plan.

      As of September 30, 2002, Celanese had 11,700 employees, compared to 12,700 a year earlier.

Financial Highlights
	Q3	Q3
in € millions	2002	2001

Net sales	1,122	1,233

EBITDA excluding special charges (1)	142	88

EBITDA margin (2)	12.7%	7.1%

Special charges, net	(2)	0

Depreciation & amortization expense	73	104

Operating profit	67	(16)

Earnings before taxes	58	(5)

Earnings from continuing operations	39	(4)

Net earnings adjusted for intangible amortization	39	20

Capital expenditures	41	55

Earnings per share (EPS in €)(3):

EPS from continuing operations	0.77	(0.08)

Adjustments to EPS:

Special charges, net of tax (4)	0.02	0.00

Intangible amortization		0.48

EPS from continuing operations excluding special charges and adjusted for intangible amortization	0.79	0.40

Average shares outstanding (thousands)	50,343	50,335

	Sept 30	Dec 31
in € millions	2002	2001

Trade working capital (5) (8)	752	687

Total financial debt (6) (8)	720	880

Net financial debt (7) (8)	656	832

Shareholders’ equity	2,177	2,210

Total assets	6,218	7,064

(1)	Earnings before interest, taxes, depreciation and amortization excluding special charges equals operating profit plus depreciation & amortization plus special charges
(2)	EBITDA excluding special charges as percentage of net sales
(3)	Per-share data are based on weighted average shares outstanding in each period
(4)	Special charges excluding goodwill impairment tax affected using a notional 38% tax rate
(5)	Trade accounts receivable from 3rd parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to 3rd parties and affiliates
(6)	Short- and long-term debt
(7)	Total financial debt less cash & cash equivalents
(8)	Excluding the cash received from the sale of receivables under the asset securitization program, trade working capital and net financial debt would have been €41 million higher on Sept. 30 2002

Celanese Shareholder Letter
Third quarter 2002 in brief

Acetyl Products

      Acetyl Products’ third-quarter net sales decreased by 10% to €465 million from the comparable period last year (currency -7%, volumes -2%, selling prices -1%).

      Volumes for polyvinyl alcohol, vinyl acetate monomer and acetic acid increased from last year but were offset by lower volumes in methanol and formaldehyde. Selling prices were slightly lower year-on-year although they have increased each quarter, recovering from first quarter 2002 lows.

      EBITDA excluding special charges increased significantly from €40 million to €76 million mainly because of lower raw material and energy costs and continued savings from previously announced restructuring and productivity initiatives. These positive effects were dampened by the impact of the outage of a major supplier to the company’s Singapore plant, lower selling prices and unfavorable currency movements.

      EBITDA as a percentage of sales increased to 16% from 8% in the previous year.

Consolidated Balance Sheet
	Sept 30	Dec 31
in € millions	2002	2001

ASSETS

Cash & cash equivalents	64	48

Receivables, net	1,111	1,216

Inventories	603	639

Other current assets	112	144

Investments	458	566

Property, plant & equipment, net	1,757	2,036

Intangible assets, net	1,048	1,171

Other non-current assets	1,065	1,244

Total assets	6,218	7,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings and current installments of long-term debt	125	267

Accounts payable & accrued liabilities	1,209	1,502

Other current liabilities	453	468

Long-term debt	595	613

Other non-current liabilities	1,659	2,004

Shareholders’ equity	2,177	2,210

Total liabilities and shareholders’ equity	6,218	7,064

Chemical Intermediates

      Net sales of Chemical Intermediates decreased by 14% to €222 million (volumes -6%, currency -6%, pricing -2%).

      Volumes in acrylates decreased due to difficult merchant market conditions. Oxo volumes were lower, as last year’s business benefited from temporary market shortages in Asia. Overall, pricing declined, with price increases in oxo products more than offset by lower pricing in acrylates and specialties.

      EBITDA excluding special charges decreased to a loss of €2 million from €0 million in the comparable period last year. Lower raw material costs and savings from productivity initiatives only partially mitigated lower pricing and sales volumes.

Acetate Products

      Acetate Products’ net sales decreased by 14% to €160 million (currency -10%, volumes -5%, pricing +1%).

      Overall volumes declined, reflecting mainly lower shipments of acetate tow, as well as continued weakness in filament demand from the U.S. textile industry.

      EBITDA excluding special charges rose by €10 million to €24 million. Cost reductions, lower raw material costs and a higher average tow price more than offset the effect of lower sales volumes.

Consolidated Statements of Operations
	Q3	Q3
in € millions	2002	2001

Net sales	1,122	1,233

Cost of sales	(929)	(1,105)

Gross profit	193	128

Selling, general & administrative expense	(108)	(120)

Research & development expense	(19)	(23)

Special charges	(2)	0

Foreign exchange gain	1	0

Gain on disposition of assets	2	(1)

Operating profit	67	(16)

Equity in net earnings of affiliates	4	3

Interest expense	(13)	(20)

Interest & other income, net	0	28

Earnings before income taxes from continuing operations	58	(5)

Income tax expense	(19)	1

Earnings from continuing operations	39	(4)

Gain on disposals of discontinued operations	0	0

Net earnings	39	(4)

Adjustment for intangible amortization		24

Net earnings adjusted for intangible amortization	39	20

Technical Polymers Ticona

      Net sales for Ticona decreased by 2% to €182 million compared to the third quarter last year (currency -6%, prices -4%, volumes +8%).

      Improved volumes in Europe across most end use markets were slightly offset by lower volumes in the United States. Competitive pressure in some of the standard products and a change in the product mix resulted in lower average pricing compared to last year.

      EBITDA excluding special charges increased by €12 million from a year earlier to €26 million as a result of lower raw material and energy costs and higher sales volumes.

Performance Products

      Performance Products’ net sales increased 4% to €117 million (volumes +9%, currency -3% pricing -2%).

      Nutrinova’s sales improved slightly, as lower pricing was more than offset by higher volumes for Sunett® sweetener. Sales of Trespaphan’s oriented polypropylene film (OPP) rose as the result of higher demand and an increase in selling prices for standard-grade products due to the pass-through of raw material price increases.

      EBITDA excluding special charges declined slightly to €23 million as higher volumes were offset mainly by lower pricing in Nutrinova and increased spending related to capacity debottlenecking and product development at Trespaphan.

News from the businesses

  Successful start-up of new GUR® manufacturing plant in Bishop, Texas

      The new facility to produce GUR ultra-high molecular weight polyethylene in Bishop, Texas has been successfully started up, further expanding Celanese’s leading global market position in this engineering polymer. In all, around €50 million were invested in the new plant which doubles the annual capacity of our U.S. operations to 30,000 metric tons. GUR is used in a wide variety of applications as its high molecular weight allows it to be applied where lower molecular PE types do not meet the given requirements. These applications range from machine components which are subject to high abrasion, such as rollers and gearwheels, to capacitor films and medical applications such as hip replacements.

  New acquisition adds value to acetyl chain

      Celanese has announced it will purchase the European emulsions business of Clariant AG for around €147 million. The acquisition represents part of the company’s strategy of extending the strong value chain in acetyls into a higher-value and more specialized business and integrates Celanese forward into the largest European end use for vinyl acetate monomer. Celanese is the largest producer of VAM worldwide. The new business employs 700 people and has four production facilities, 11 sales offices and seven research and technology centers. It is expected to make a positive contribution to earnings and cash flow as soon as next year.

  Celanese inaugurates world’s first pilot plant for key fuel cell component

      On September 2, at a ceremony attended by Roland Koch, the Minister President of the German Federal State of Hesse, Celanese inaugurated the world’s first pilot plant for high temperature membrane electrode assemblies (MEA) for fuel cells at the Frankfurt-Höchst industrial park. At the pilot plant, Celanese will further develop its promising fuel cell technology, optimize the production process and produce MEAs in larger quantities. Compared to lower temperature systems, Celanese’s MEA significantly reduces the cost of the fuel cell, while enabling it to be more reliable and efficient at the same time.

Segment Performance

Segment Net Sales
	Q3	Q3
in € millions	2002	2001

Acetyl Products	465	514

Chemical Intermediates	222	259

Acetate Products	160	187

Technical Polymers Ticona	182	185

Performance Products	117	112

Segment total	1,146	1,257

Other activities	15	19

Intersegment eliminations	(39)	(43)

Total	1,122	1,233

Segment EBITDA
Excluding Special Charges
	Q3	Q3
in € millions	2002	2001

Acetyl Products	76	40

Chemical Intermediates	(2)	0

Acetate Products	24	14

Technical Polymers Ticona	26	14

Performance Products	23	24

Segment total	147	92

Other activities	(5)	(4)

Total	142	88

Outlook

      Economic recovery has been uneven during the year. In this uncertain and volatile economic environment our results through the first nine months were better than anticipated, positively influenced by continued cost reductions and efficiency improvement. We now believe full-year EBITDA excluding special charges will be slightly above last year’s level.

      We anticipate favorable performance to continue for the rest of the year in our acetyl business, where a number of temporary maintenance shutdowns in the industry have contributed to an improvement in the supply demand situation. At the same time, weaker con-

Celanese Shareholder Letter
Third quarter 2002 in brief

Celanese on the Stock Exchange

*(The DOW Chemical Company/Union Carbide Corporation, DSM NV, Eastman Chemical Company, Solutia Inc., Lyondell Chemical Corporation, Imperial Chemical Industries PLC, Methanex Corporation, Rhodia SA and Millennium Chemicals Inc.)

      During the third quarter, the value of Celanese shares generally followed the trend of a selected group of peer companies and the German M-DAX index. On July 4th, the share price recorded a quarterly closing high of €24.20 in Frankfurt and of US$ 23.42 in New York on July 5th. The quarterly closing low occurred on July 25th in Frankfurt at €17.60 and in New York at US$ 17.65.

      At the end of September, Celanese had a total of 50,343,274 shares outstanding, with an additional 5,572,095 shares held in treasury. During the quarter, approximately 25% or about 12 million of all outstanding shares were traded on the Frankfurt Xetra trading platform and the New York Stock Exchange, with 48% of the 12 million traded in New York.

      In September, Celanese held its third annual international analyst and investor conference, this time in London. Senior Management presented and discussed the company’s strategy and businesses with a record audience of around 40 analysts and investors from 30 institutions.

sumer confidence could dampen demand for engineering plastics.

      For the beginning of 2003, visibility remains limited. We assume that economic uncertainty, volatility in raw material prices and weak U.S. dollar trends will continue.

      In the present environment our emphasis on productivity, cost reduction, and financial soundness remain top priorities.

Sincerely,

Claudio Sonder
Chairman of the Board of Management

Footnotes

Results unaudited: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

Results adjusted for discontinued operations: The foregoing results exclude operations that have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese’s products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese’s future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F filed with the SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

Your contacts at Celanese AG

Media Relations

Phillip Elliott
Phone: ++49/69/305 33480
Fax: ++49/69/305 36787
P.Elliott@Celanese.com

Investor Relations

Michael Oberste-Wilms
Phone: ++49/69/305 83199
Fax: ++49/69/305 83195
M.Oberste-Wilms@Celanese.com

Andrea Stine
Phone: ++1/908/522 7784
Fax: ++1/908/522 7583
A.Stine@Celanese.com

Oliver Stratmann
Phone: ++49/69/305 4139
Fax: ++49/69/305 83195
O.Stratmann@Celanese.com

Further Information

On request, we would be pleased to send you our detailed quarterly report and our 2001 annual and financial reports.

Please write to:

  Celanese AG
  Frankfurter Straße 111
  61476 Kronberg im Taunus
  Germany

You can also get in touch with us by phone or fax:

  Phone ++49/69/30 52 66 66

  Fax ++49/69/30 58 34 66

Or contact us via e-mail:

  pr@celanese.com

Please visit our web site:

  www.celanese.com

You can download all of our publications from our web site, where you can also find up-to-date information on Celanese.

The results for the full year 2002 will be published on February 13, 2003.

This shareholder letter is also available in German.